November 03, 2022

British Columbia Securities Commission

Alberta Securities commission

Ontario Securities commission

Dear Sirs/Mesdames,

Re:	Petroteq Energy Inc. (the "Company")
Notice Pursuant to Section 4.11 of National Instrument 51-102 - Change of Auditor

In accordance with Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor dated November 3, 2022 (the "Notice") and agree with the information contained therein, based upon our knowledge of the information relating to the said Notice and of the Company at this time.

Yours very truly,

ZEIFMANS LLP,

Chartered Professional Accountants

201 Bridgeland Avenue | Toronto Ontario | M6A 1Y7 | Canada	zeifmans.ca T: 416.256.4000